As filed with the Securities and Exchange Commission on August   , 1995
                    Registration Statement No. 33-55825


                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              Amendment No. 1

                                    T0

                                 Form S-3

                          REGISTRATION STATEMENT
                                   Under
                        THE SECURITIES ACT OF 1933

                          Sears, Roebuck and Co.

          (Exact name of registrant as specified in its charter)

                New York                          36-1750680
        (State of incorporation)     (I.R.S. Employer Identification No.)

                                Sears Tower
                          Chicago, Illinois 60684
                               312/875-2500

 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                             Copies to:
David Shute, Esq.           Robert J. Pence, Esq.   Michael D. Levin, Esq.
Senior Vice President,         Senior Counsel          Latham & Watkins
General Counsel           Corporate Law Department        Sears Tower
and Secretary              Sears, Roebuck and Co.         Suite 5800
Sears, Roebuck and Co.           Sears Tower        Chicago, Illinois 60606
Sears Tower                Chicago, Illinois 60684
Chicago, Illinois 60684
312/875-2500

(Name, address, including
zip code, and telephone
number, including area
code, of agent for service)

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement as determined by market conditions.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. X

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. X


                      CALCULATION OF REGISTRATION FEE

                                                                  Amount of
                                    Proposed       Proposed     Registration
Title of Each Class   Amount         Maximum        Maximum       Fee (Paid
of Securities          To Be     Offering Price    Aggregate    on October 6,
To Be Registered   Registered(1)    Per Unit    Offering Price      1994)

Debt Securities  )

Debt Warrants    )

Common Shares,   )
  par value $0.75
  per share)

Common Share
  Warrants       )

Preferred Shares,)      (2)            (2)      $6,000,000,000    1,200,000
  par value $1.00
  per share)

Preferred Share
  Warrants       )

Depositary Shares)

Depositary Shares
  Warrants       )

(1) This Registration Statement and the registration fee pertain to: (i) the initial offering of an indeterminate number and principal amount, but having an aggregate initial offering price of not more than $6,000,000,000 (or the equivalent thereof in one or more foreign currencies or composite currencies, including European Currency Units), of (a) Debt Securities, (b) Common Shares, (c) Preferred Shares, (d) Depositary Shares representing fractional interests in Preferred Shares, and (e) warrants (collectively, ``Securities Warrants'') to purchase or receive Debt Securities (``Debt Warrants''), Common Shares (``Common Share Warrants''), Preferred Shares (``Preferred Share Warrants'') or Depositary Shares (``Depositary Share Warrants''), and (ii) Common Shares, Preferred Shares or Depositary Shares that may be issued in exchange for, or upon conversion of, the Debt Securities, Preferred Shares or Depositary Shares registered under this Registration Statement. No separate consideration will be received for such Common Shares, Preferred Shares or Depositary Shares that may be issued in exchange for, or upon conversion of, Debt Securities, Preferred Shares or Depositary Shares. Any securities registered hereunder may be sold separately or as units with other securities registered hereunder. In addition, pursuant to Rule 429, the prospectuses included in this registration statement are combined prospectuses and also relate to unallocated amounts of Debt Securities, Common Shares, Preferred Shares, Depositary Shares and Securities Warrants having an aggregate initial offering price not in excess of the aggregate of the following dollar amounts of securities that have not yet been offered for sale under the indicated original registration statements on Form S-3: $688,000,000 pursuant to Registration Statement No. 33-41485 and $175,000,000 pursuant to Registration Statement No. 33-43459, plus, in each case, Common Shares, Preferred Shares or Depositary Shares that may be issued in exchange for, or upon conversion of, such Debt Securities, Preferred Shares or Depositary Shares; pursuant to Rule 457(o), no additional filing fee is due with respect to such securities since the filing fees paid in connection therewith were based on the maximum offering price of all the securities covered. Filing fees of $500,000 and $125,000 were paid with respect to the total amount of securities registered pursuant to Registration Statement Nos. 33-41485 and 33-43459, respectively, of which $172,000 and $43,750, respectively, represented the proportionate amount of the filing fee associated with the respective amounts of such securities which have not yet been offered for sale under such Registration Statements.

(2) Not applicable pursuant to General Instruction II.D. to Form S-3.


The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

                             EXPLANATORY NOTE

This Registration Statement contains two forms of Prospectus: one for use in connection with the offer and sale of Debt Securities and Debt Warrants, including any Debt Securities convertible or exchangeable into or for Common Shares, Preferred Shares or Depositary Shares, and one for use in connection with the offer and sale of Common Shares, Preferred Shares and Depositary Shares, including any such shares into or for which any convertible or exchangeable Debt Securities, Preferred Shares or Depositary Shares may be convertible or exchangeable, and warrants to purchase any such shares. The aggregate amount of securities to which either such Prospectus relates will be reduced by the aggregate initial offering price of any securities issued and sold pursuant to the other Prospectus.


Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

SUBJECT TO COMPLETION

Dated August   , 1995

                          Sears, Roebuck and Co.

                     Debt Securities and Debt Warrants

Sears, Roebuck and Co. (``Sears'') from time to time may offer its debt securities consisting of debentures, notes and/or other unsecured evidences of indebtedness (the ``Debt Securities'') and warrants to purchase or receive Debt Securities (``Debt Warrants''). If so provided in the accompanying Prospectus Supplement, the Debt Securities of any series may be represented in whole or in part by one or more global notes registered in the name of a depository's nominee and, if so represented, beneficial interests in such global notes will be shown on, and transfers thereof will be effected only through, records maintained by the depository and its participants. The Debt Securities and Debt Warrants (collectively, the ``Securities'') will have an aggregate initial offering price not in excess of $6,863,000,000, and may be offered, separately or together, as separate series in amounts, at prices and on terms to be set forth in supplements to this Prospectus. Sears may sell Securities to or through underwriters, and also may sell Securities directly to other purchasers or through agents. See ``Plan of Distribution''. The accompanying Prospectus Supplement or Prospectus Supplements (the ``Prospectus Supplement'') sets forth the names of any underwriters or agents involved in the sale of the Securities in respect of which this Prospectus is being delivered (the ``Offered Securities''), the principal amounts, if any, to be purchased by underwriters and the compensation, if any, of such underwriters or agents.

The Registration Statement of which this Prospectus is a part also relates to the offer and sale of common shares, par value $0.75 per share (``Common Shares''), preferred shares, par value $1.00 per share (``Preferred Shares''), depositary shares representing fractional interests in Preferred Shares (``Depositary Shares'') and warrants to purchase or receive Common Shares, Preferred Shares or Depositary Shares (``Equity Warrants''). Common Shares, Preferred Shares, Depositary Shares and Equity Warrants, including any such shares into or for which Debt Securities may be convertible or exchangeable, will be offered and sold pursuant to a separate Prospectus relating thereto. The aggregate amount of securities to which this Prospectus may relate will be reduced by the aggregate initial offering price of any securities issued pursuant to any such separate Prospectus.

The terms of the Securities, including, where applicable, the specific designation, aggregate principal amount, denominations, maturity, premium, if any, rate (which may be fixed or variable) and time of payment of interest, if any, terms for redemption, conversion or exchange at the option of Sears or the Holder, terms for sinking fund payments, the exercise price of any Debt Warrants, the initial public offering price, the names of, and the principal amounts, if any, to be purchased by underwriters and the compensation of such underwriters, deferred pricing arrangements, if any, and the other terms in connection with the offering and sale of the Securities in respect of which this Prospectus is being delivered, are set forth in the accompanying Prospectus Supplement.

As used herein, Securities shall include securities denominated in U.S. dollars or, at the option of Sears if so specified in the applicable Prospectus Supplement, in any other currency or in composite currencies or in amounts determined by reference to an index.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               The date of this Prospectus is         , 1995

No dealer, salesperson or other person has been authorized to give any information or to make any representation other than those contained or incorporated by reference in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which it relates or an offer to sell or the solicitation of an offer to buy such securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information is correct as of any time subsequent to its date.

                             TABLE OF CONTENTS

                                                          Page
Available Information                                       3
Incorporation of Certain Documents by Reference             3
The Company                                                 4
Use of Proceeds                                             4
Summary Financial Information                               5
Ratio of Income to Fixed Charges                            5

Description of Debt Securities                              6
Description of Debt Warrants                               11
Plan of Distribution                                       12
Legal Opinion                                              13
Experts                                                    13

                           AVAILABLE INFORMATION

Sears is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the ``Exchange Act'') and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the ``Commission''). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street N.W., Washington, D.C. 20549; 7 World Trade Center, Suite 1300, New York, New York 10048; and Suite 1400, Citicorp Center, 500 W. Madison Street, Chicago, Illinois 60661-2551; and copies of such materials can be obtained from the public reference section of the Commission at 450 Fifth Street N.W., Washington, D.C. 20549, at prescribed rates. Reports, proxy statements and other information concerning Sears can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, the Chicago Stock Exchange Incorporated, 440 South LaSalle Street, Chicago, Illinois 60605, and the Pacific Stock Exchange, Inc., 301 Pine Street, San Francisco, California 94104.

Additional information regarding Sears and its consolidated subsidiaries and the Securities is contained in the Registration Statement and the exhibits relating thereto, filed with the Commission under the Securities Act of 1933, as amended (the ``Act''). For further information pertaining to Sears and its consolidated subsidiaries and the Securities, reference is made to the Registration Statement, and the exhibits thereto, which may be inspected without charge at the office of the Commission at 450 Fifth Street N.W., Washington, D.C. 20549, and copies thereof may be obtained from the Commission at prescribed rates.

              INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Annual Report on Form 10-K for the fiscal year ended December 31, 1994, the Quarterly Report on Form 10-Q for the quarterly period ended April 1, 1995, and the Current Reports on Form 8-K dated January 17, February 7, April 20, April 25, May 15, June 1 and June 20, 1995, filed by Sears with the Commission pursuant to Section 13 of the Exchange Act, are incorporated in and made a part of this Prospectus by reference. Pursuant to Rule 412 promulgated by the Commission pursuant to the Act, the information incorporated by reference in the Annual Report on Form 10-K for the fiscal year ended December 31, 1994 under Items 6 (Selected Financial Data), 7 (Management's Discussion and Analysis of Financial Condition and Results of Operations) and 8 (Financial Statements and Supplementary Data) has been superseded by the restated financial information included in the Current Report on Form 8-K for May 15, 1995 reflecting the Company's Allstate Insurance Group as discontinued operations.

All documents filed by Sears with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities (other than those portions of such documents described in paragraphs (i), (k) and (l) of Item 402 of Regulation S-K promulgated by the Commission) shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.


Sears will provide without charge to each person to whom a copy of this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference (not including exhibits to such documents unless such exhibits are specifically incorporated by reference in such documents). Written or telephone requests for such copies should be directed to Sears, Roebuck and Co., Sears Tower, Chicago, Illinois 60684, Attention: Director of Investor Relations, Dept. 962 (312/875-1468).

                                THE COMPANY


Sears originated from an enterprise established in 1886. It was incorporated under the laws of New York in 1906. Its corporate headquarters are located at Sears Tower, Chicago, Illinois 60684 (312/875-2500). Sears and its consolidated subsidiaries (the ``Company'') conduct Domestic and International merchandising operations. The Company, a multi-line retailer, is among the largest retailers in the world on the basis of sales of merchandise and services.

Domestic operations include Domestic merchandising and Domestic credit. Domestic merchandising consists of the Company's core merchandising and product services businesses in the United States and Puerto Rico. Domestic credit operations primarily relate to the Sears Card, the largest proprietary credit card in the United States, which is used to pay for purchases of goods and services from Domestic merchandising.

International operations consist of merchandising and credit operations conducted through majority-owned subsidiaries in Canada and Mexico.

On November 10, 1994 the Company announced a decision to distribute to Sears common shareholders the Company's interest in its Allstate Insurance Group (``Allstate'') in a tax-free spin-off (the ``Allstate spin-off''). Allstate engages in property-liability insurance and life insurance in the United States and Canada. The business of Allstate is conducted through The Allstate Corporation (``Allcorp''), which was an 80.3%-owned subsidiary of the Company prior to the Allstate spin-off. On June 30, 1995, Sears completed the Allstate spin-off by means of a special dividend, to Sears common shareholders of record on June 30, 1995, of all of the Allcorp common stock owned by the Company.

On July 31, 1995 Sears announced that the Company had entered into an agreement to sell the shopping center and retail community center business of its Homart Development Co. unit and had sold its commercial office building portfolio, for gross proceeds in the aggregate of approximately $2.3 billion.

Allstate and Homart have been treated as discontinued operations in the Company's consolidated financial statements.

The Company's continuing operations employ approximately 315,000 people, including its Corporate staff.

                              USE OF PROCEEDS

The net proceeds to be received by Sears from the sale of the Securities offered hereby will be added to its general funds for general corporate purposes and initially will be used to effect a reduction of short-term borrowings. It is anticipated that funds in addition to the net proceeds from the sale of the Securities will be required from time to time to continue expansion of the business of Sears and its subsidiaries, refinance short-term debt and refund portions of existing long-term debt. Substantial funds for these purposes are expected to be generated from operations, with the balance from various means of external financing. It is anticipated that Sears and its subsidiaries will continue their practice of short-term borrowing and will, from time to time, incur additional long-term debt and engage in securitization programs in which credit card receivables are sold in public or private transactions, and may, from time to time, issue equity securities.

                       SUMMARY FINANCIAL INFORMATION

The following table sets forth certain summary consolidated financial information of the Company for the five years ended December 31, 1994. The summary information should be read in conjunction with the financial statements and financial statement schedules of the Company incorporated herein by reference. Operating results and financial position reflect Allstate, Homart and an affiliated company, Dean Witter, Discover & Co., and the Coldwell Banker Residential Services businesses and commercial division as discontinued operations.

                         1994       1993       1992        1991       1990
                                            (millions)
Operating results

Revenues               $33,025    $30,444    $32,943     $32,250    $32,769
Costs and expenses      30,320     28,307     31,752      30,481     30,890
Restructuring                -          -      2,782           -        265
Interest                 1,279      1,318      1,389       1,568      1,651

Operating income
  (loss)                 1,426        819     (2,980)        201        (37)
Other income (loss)         45        135        129          85        (21)
Income (loss) before
  income taxes
  (benefit)              1,471        954     (2,851)        286        (58)
Income taxes (benefit)     614        329     (1,039)        126        (13)
Income (loss) from
  continuing operations    857        625     (1,812)        160        (45)
Income (loss) from
  discontinued
  operations               402      1,960       (247)      1,119        947
Extraordinary gain
  (loss)                   195       (211)         -           -          -
Cumulative effect of
  accounting changes         -          -     (1,873)          -          -
Net income (loss)        1,454      2,374     (3,932)      1,279        902

Financial position

Retail customer
  receivables          $18,201    $15,906    $13,878     $13,537    $15,230
Property and
  equipment, net         4,253      4,401      4,574       4,898      4,646
Merchandise
  inventories            4,044      3,518      4,048       4,459      4,074
Net assets of dis-
  continued operations   7,231      8,701     10,731      11,038      9,707
Total assets            37,312     37,911     39,540      38,636     36,907
Short-term borrowings    6,190      4,636      4,469       1,775      7,322
Long-term debt           9,985     10,790     12,432      16,398     10,782
  Total debt            16,175     15,426     16,901      18,173     18,104
  Percent of debt to
    equity                 150%       154%       157%        128%       141%
Shareholders' equity*   10,801     11,664     10,773      14,188     12,824

* The Allstate spin-off reduced shareholders' equity by approximately the Company's investment in Allstate. The Company's investment in Allstate included in shareholders' equity at December 31, 1994 was approximately $6.76 billion.

                     RATIO OF INCOME TO FIXED CHARGES

The ratio of income to fixed charges for the Company for each of the years ended December 31, 1994, 1993, 1991 and 1990 was 2.06, 1.66, 1.16 and 0.96,
respectively, and for the three- and twelve-month periods ended April 1, 1995 was 1.56 and 2.05, respectively. Earnings did not cover fixed charges by $2,869 million for the year ended December 31, 1992. In the computation of the ratio of income to fixed charges for the Company, income consists of net income from continuing operations less undistributed net income of unconsolidated subsidiaries plus fixed charges (excluding capitalized interest) and federal and state income taxes. Fixed charges consist of interest costs plus the portion of operating lease rentals which is estimated to represent the interest element in such rentals.

                      DESCRIPTION OF DEBT SECURITIES

The following descriptions of the terms of the Debt Securities set forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement (the ``Offered Debt Securities''), and the extent, if any, to which such general provisions may apply to the Debt Securities so offered, will be described in the Prospectus Supplement relating to such Offered Debt Securities.

The Debt Securities are to be issued under one of the Indentures (each, an ``Indenture'') referred to in the following sentence, a copy of the form of which has been filed as an exhibit to the Registration Statement. Sears may enter into an Indenture with The Bank of New York, as Trustee, or with one or more other Trustees eligible to act as Trustee under an Indenture pursuant to the Trust Indenture Act of 1939, as amended (each, a ``Trustee''). The particular Indenture under which any series of Debt Securities is to be issued, and the identity of the Trustee under such Indenture, will be identified in the Prospectus Supplement relating to such series of Debt Securities. The following summaries of certain provisions of the Debt Securities and the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture, including the definitions therein of certain terms. Whenever particular provisions or defined terms in the Indenture are referred to herein, such provisions or defined terms are incorporated by reference.

General

The Debt Securities will be unsecured obligations of Sears.

The Indenture does not limit the amount of Debt Securities that may be issued thereunder and provides that Debt Securities may be issued thereunder from time to time in one or more series.

Reference is made to the Prospectus Supplement relating to the particular series of Offered Debt Securities offered thereby for the following terms of the Offered Debt Securities: (i) the title of the Offered Debt Securities; (ii) any limit on the aggregate principal amount of the Offered Debt Securities; (iii) the date or dates on which the Offered Debt Securities will mature; (iv) the price (expressed as a percentage of the aggregate principal amount thereof) at which the Offered Debt Securities will be issued; (v) the rate or rates (which may be fixed or variable) per annum at which the Offered Debt Securities will bear interest, if any; (vi) the date from which such interest, if any, on the Offered Debt Securities will accrue, the dates on which such interest, if any, will be payable, the date on which payment of such interest, if any, will commence and the Regular Record Dates for such Interest Payment Dates, if any; (vii) the date or dates, if any, after or on which and the price or prices at which the Offered Debt Securities may, pursuant to any optional or mandatory redemption, conversion or exchange provisions, be redeemed, converted or exchanged at the option of Sears or of the Holder thereof and the other detailed terms and provisions of such optional or mandatory redemption;
(viii) any subordination provisions; (ix) the dates, if any, on which and the price or prices at which the Offered Debt Securities will, pursuant to any mandatory sinking fund provisions, or may, pursuant to any optional sinking fund provisions, be redeemed by Sears, and the other detailed terms and provisions of such sinking fund; (x) if other than the principal amount thereof, the amount of Offered Debt Securities which shall be payable upon declaration of acceleration of the Maturity thereof; (xi) the terms of any warrants attached to the Offered Debt Securities; (xii) the currency or currencies, including European Currency Units or other composite currencies, in which Offered Debt Securities may be purchased and in which principal, premium, if any, and interest, if any, on the Offered Debt Securities will be payable; (xiii) any index used to determine the amount of payments of principal, premium, if any, and interest, if any, on the Offered Debt Securities; (xiv) whether the Offered Debt Securities are issuable in whole or in part as one or more Global Securities and, in such case, the name of the Depository for such Global Security or Global Securities; (xv) the place or places, if other than as set forth in the Indenture, where the principal, premium, if any, and interest, if any, on the Offered Debt Securities will be payable; and (xvi) any other terms relating to the Offered Debt Securities not inconsistent with the Indenture but which may modify or delete any provision of the Indenture insofar as it applies to such series; provided that no term thereof shall be modified or deleted if imposed under the Trust Indenture Act of 1939, as amended, and that any modification or deletion of the rights, duties or immunities of the Trustee shall have been consented to in writing by the Trustee.

Principal, premium, if any, and interest, if any, will be payable, and the Debt Securities will be transferable, at the office or agency of Sears maintained for such purposes in the Borough of Manhattan of The City of New York, which, except as otherwise specified in the Prospectus Supplement relating to a particular series of Offered Debt Securities, will initially be the principal corporate trust office of the Trustee, and at such other places, if any, in the City of Chicago, the city in which the principal executive offices of Sears are located or the city in which the principal corporate trust office of the Trustee is located, as Sears may designate. Unless other arrangements are made, interest will be paid by checks mailed to the Holders at their registered addresses. (Sections 2.5, 3.1, 3.2)

If the principal, premium, if any, and interest, if any, will be payable in a currency other than U.S. dollars, including European Currency Units or another composite currency, and such currency is not available for payment due to the imposition of exchange controls or other circumstances beyond the control of Sears, Sears shall satisfy its payment obligations in U.S. dollars on the basis of the Market Exchange Rate for such currency on the latest date for which such rate was established on or before the date on which payment is due. (Section 2.12)

Unless otherwise indicated in the Prospectus Supplement relating thereto, the Debt Securities will be issued only in fully registered form, without coupons, in denominations of $1,000 or any integral multiple thereof. No service charge will be made for any registration of transfer or exchange of the Offered Debt Securities, but Sears may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Sections 2.2, 2.5)

Debt Securities may be issued under the Indenture as Original Issue Discount Securities to be offered and sold at a substantial discount below their stated principal amount. Federal income tax consequences and other special considerations applicable to any such Original Issue Discount Securities will be described in the Prospectus Supplement relating thereto. ``Original Issue Discount Security'' means any security which provides for an amount less than the principal amount thereof to be due and payable upon the declaration of acceleration of the Maturity thereof upon the occurrence of default and the continuation thereof. (Sections 1.1, 6.1)


Certain Restrictions

Restrictions on Transfers of Property. The Indenture provides that Sears will not transfer any Principal Property to any Subsidiary, unless the Subsidiary, in connection with such transfer, delivers to the Company the fair value of such property at the time of such transfer (as set forth in an officer's certificate), within 120 days of the effective date of such transfer. (Section 3.7) The Indenture does not restrict transfers of any other property of Sears, and any transfer of property by Sears to any Subsidiary would cause the holders of the Securities to be effectively subordinated to the creditors of such Subsidiary.

Restrictions on Secured Debt. If Sears issues, assumes or guarantees any notes, bonds, debentures or similar evidences of Funded Debt secured by any mortgage, security interest, pledge or lien (``Mortgage'') on any Principal Property of Sears, whether owned at the date of the Indenture or thereafter acquired, Sears will secure the principal amount of the Debt Securities equally and ratably with such secured Funded Debt, so long as such secured Funded Debt is so secured, unless, after giving effect thereto, the aggregate amount of all such secured Funded Debt, together with all Attributable Debt of Sears with respect to Sale and Lease-Back Transactions involving Principal Properties (with the exception of such transactions which are excluded as described in ``Restrictions on Sale and Lease-Back Transactions'' below), would not exceed 15% of Consolidated Net Tangible Assets. (Section 3.5) These restrictions on secured Funded Debt will not restrict Sears ability to transfer a Principal Property, subject to the restrictions described in ``Restrictions on Transfers of Property'' above.

The above restrictions will not apply to Funded Debt secured by (a) Mortgages on any property existing at the time of acquisition thereof by Sears; (b) Mortgages on property of a corporation or other entity at the time such corporation or other entity is merged into or consolidated with Sears, or at the time of a sale, lease or other disposition of the properties of such corporation or other entity (or division thereof) as an entirety or substantially as an entirety to Sears, but only to the extent that such Mortgage as a result of such merger, consolidation, sale, lease or other disposition is not extended to property owned by Sears immediately prior thereto; (c) Mortgages on property to secure all or part of the cost of acquiring, substantially repairing or altering, constructing, developing or substantially improving such property, or to secure Funded Debt incurred to provide funds for any such purpose or for reimbursement of funds previously expended for any such purpose, provided that the commitment of the creditor to extend the credit secured by any such Mortgage has been obtained not later than 12 months after the later of (i) the completion of the acquisition, substantial repair or alteration, construction, development or substantial improvement of such property or (ii) the placing in operation of such property or of such property as so substantially repaired or altered, constructed, developed or substantially improved; (d) Mortgages securing Funded Debt payable on demand or not more than one year after the date as of which the determination is made (excluding any Funded Debt renewable or extendable at the option of Sears for a period or periods ending more than one year after the date as of which such determination is made); or (e) any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any Mortgage referred to in clauses (a) through (d) above and not otherwise authorized by said clauses, provided that Funded Debt may only be secured in connection with such extension, renewal or replacement to the extent of the principal amount of Funded Debt, plus any premium or fee payable in connection therewith, so secured at the time of such extension, renewal or replacement. (Section 3.5)

Restrictions on Sale and Lease-Back Transactions. Sears will not enter into any Sale and Lease-Back Transaction with respect to any Principal Property unless, after giving effect thereto, the aggregate amount of all Attributable Debt with respect to such transactions plus all Funded Debt secured by Mortgages on Principal Properties (with the exception of secured Funded Debt which is excluded as described in ``Restrictions on Secured Debt'' above), would not exceed 15% of Consolidated Net Tangible Assets. (Section 3.6)

This restriction will not apply to any Sale and Lease-Back Transaction if
(a) the lease is for a term, including any renewal thereof at the option of the lessor, of not more than three years; (b) the commitment by or on behalf of the purchaser is obtained 12 months or less after the later of
(i) the completion of the acquisition, substantial repair or alteration, construction or substantial improvement of such Principal Property or (ii) the placing in operation of such Principal Property or of such Principal Property as so substantially repaired or altered, constructed, developed or substantially improved; (c) the Attributable Debt with respect to such transaction does not exceed the principal amount of Funded Debt of the Company secured by a mortgage on such property to which the restrictions described in ``Restrictions on Secured Debt'' would not apply in accordance with clauses (a), (b), (c) and (e) thereof; or (d) Sears, within 180 days after the effective date of such transaction, (i) in the case of a sale or transfer for cash, applies or causes to be applied an amount equal to the net proceeds thereof (but not in excess of the net book value of such Principal Property at the date of such sale or transfer), or (ii) in the case of a sale or transfer otherwise than for cash, applies or causes to be applied an amount equal to the fair value (as set forth in an officer's certificate but not in excess of the net book value of such Principal Property at the date of such sale or transfer) of the Principal Property so leased, to the retirement of Debt Securities or other Funded Debt of Sears; provided, that any such retirement of Debt Securities will be in accordance with the terms of the Indenture and such Debt Securities. (Section 3.6)

The restrictions described above would not necessarily prevent a highly leveraged transaction involving Sears. Except as may otherwise be provided in the accompanying Prospectus Supplement, there are no other provisions of the Debt Securities which are designed to afford protection in the event of a highly leveraged transaction involving Sears.

Certain Definitions

``Assets'' means the total amount of assets (less reserves properly deductible from such assets) other than good will, trade names, trademarks, patents, and other like intangibles, which under good accounting practice would appear on a consolidated balance sheet of Sears and its Subsidiaries; provided, however, that inventories will be included in Assets in an amount equal to that which would appear on such balance sheet if the first-in, first-out method on inventory accounting were used in determining the amount of such inventories.

``Attributable Debt'' means, in respect of any Sale and Lease-Back Transaction, as of the time of the determination, the lesser of (i) the sale price of the Principal Property so leased multiplied by a fraction the numerator of which is the remaining portion of the base term of the lease included in such transaction and the denominator of which is the base term of such lease, and (ii) the total obligation (discounted to present value at the highest rate of interest specified by the terms of any series of Debt Securities then outstanding compounded semiannually) of the lessee for rental payments (other than percentage rents based on sales and amounts required to be paid on account of property taxes as well as maintenance, repairs, insurance, water rates and other items which do not constitute payments for property rights) during the remaining portion of the base term of the lease included in such transaction.

``Consolidated Net Tangible Assets'' means the sum of (a) the difference between (i) the total amount of Assets on a consolidated balance sheet of Sears and its Subsidiaries prepared in accordance with good accounting practice less (ii) the total amount of Liabilities on a consolidated balance sheet of Sears and its Subsidiaries prepared in accordance with good accounting practice, plus (b) the total Funded Debt on a consolidated balance sheet of Sears and its Subsidiaries prepared in accordance with good accounting practice.

``Funded Debt'' means all indebtedness for borrowed money (other than Subordinated Debt) which under good accounting practice would appear as long-term debt on a consolidated balance sheet of Sears and its Subsidiaries.

``Liabilities'' means the amount of all liabilities (excluding reserves deducted in determining Assets and liabilities which under good accounting practice would be contingent) which under good accounting practice would be included as liabilities in a consolidated balance sheet of Sears and its Subsidiaries (excluding liabilities due to pension and other post-retirement liabilities, unearned maintenance agreement income, Subordinated Debt, deferred income taxes, capital stock, capital in excess of par or stated value, surplus and surplus reserves) plus the amount of all guarantees of liabilities of others or of dividends not already included in such calculation.

``Principal Property'' means all real property owned by Sears constituting a part of any store, warehouse or distribution center located within one of the 50 states of the United States or the District of Columbia, but only if the net book value on the consolidated balance sheet of Sears and its Subsidiaries, prepared in accordance with good accounting practice, of all real property constituting a part of such store, warehouse or distribution center exceeds .30% of Consolidated Net Tangible Assets and provided that Principal Property shall not include any such property that, as set forth in an officer's certificate, is not of material importance to the total business conducted by Sears and its Subsidiaries, considered as a whole.

``Sale and Lease-Back Transaction'' means any arrangement whereby (a) property has been or is to be sold or transferred by Sears to any Person with the intention on the part of Sears of taking back a lease of such property pursuant to which the rental payments are calculated to amortize the purchase price of such property substantially over the useful life of such property and (b) such property is in fact so leased by Sears.

``Subordinated Debt'' means indebtedness of Sears with respect to which, in the event of any liquidation, dissolution or other winding up of Sears or any receivership, insolvency, bankruptcy, liquidation, readjustment, reorganization or other similar proceedings relative to Sears or its property, all principal, premium (if any) and interest due on those Debt Securities which, by their terms, are not subordinate in right of payment to any other securities (whether or not outstanding) and on all other debt of Sears ranking on a parity with such Debt Securities shall first be paid in full before any payment is made upon such indebtedness, and if in the event and during the continuation of any default, irrespective of any period of grace, in the payment of principal, premium (if any) or interest on such Debt Securities or such parity debt, no payment of principal, premium (if any) or interest is permitted to be made on such indebtedness.

``Subsidiary'' means any corporation of which shares of voting stock entitled to elect a majority of the directors are at the time owned directly or indirectly by Sears or its other Subsidiaries.

Defaults

The following are defaults with respect to any series of Debt Securities:
(a) failure to pay the principal amount on such series when due and payable; (b) failure to pay any interest on such series when due, continued for 30 days (unless the entire amount of such payment is deposited by Sears with the Trustee or with a paying agent prior to the expiration of 30 days); (c) failure to perform any other covenant of Sears in the Indenture (other than a covenant included in the Indenture solely for the benefit of any series of Debt Securities other than that series), continued for 60 days after written notice; (d) acceleration of $100,000,000 or more in principal amount of indebtedness for borrowed money of Sears (including acceleration with respect to Debt Securities other than that series) under the terms of the instrument under which such indebtedness is issued or secured (including the Indenture), if such indebtedness shall not have been discharged or such acceleration is not annulled within 30 days after written notice or prior to the time principal owed on the outstanding Debt Securities of that series shall be declared due and payable, except as a result of compliance with applicable laws, orders or decrees; and (e) certain events of bankruptcy, insolvency, or reorganization. If a default shall occur and be continuing with respect to any series of Debt Securities, the Trustee or the Holders of a majority in principal amount of the outstanding Debt Securities of that series may declare the principal amount of such series (or, if the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal as may be specified in the terms of that series) due and payable immediately, which declaration may, in certain instances, be annulled by the Holders of a majority of the principal amount of outstanding Debt Securities of that series. In the case of such declaration, there would become due and payable such principal amount plus any accrued interest or other periodic payments. (Section 6.1)

No Holder of any Debt Security of any series will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder previously shall have given to the Trustee written notice of a default and unless also the Holders of a majority of the principal amount of outstanding Debt Securities of that series shall have made written request upon the Trustee, offering reasonable indemnity, to institute such proceeding as trustee, and the Trustee shall have neglected or refused to institute such proceeding within a reasonable time. However, the right of any Holder of any Debt Security of that series to enforce the payment of principal and interest on such Debt Security, on or after the due dates expressed in such Debt Security, may not be impaired or affected. (Section 6.7)

Sears is required to furnish annually to the Trustee statements as to the performance or fulfillment of its covenants, agreements or conditions in the Indenture and as to the absence of default. (Section 3.7)

Modification or Amendment of the Indenture

Modifications and alterations of the Indenture may be made by Sears with the consent of the Holders of a majority of the aggregate principal amount of the outstanding Debt Securities of each series affected by the modification or alteration, provided that no such change shall be made without the consent of the Holders of each Debt Security then outstanding affected thereby which will (a) permit the extension of the time of payment of any payment on any such Debt Security, or a reduction in any such payment or (b) reduce the above-stated percentage of Holders of any series of Debt Securities whose consent is required to modify or alter the Indenture. (Article XI)

Defeasance

Unless otherwise provided for in the accompanying Prospectus Supplement, Sears may discharge the Indenture with respect to Debt Securities of any series (except for certain obligations to register the transfer or exchange of Debt Securities of such series, replace mutilated, destroyed, lost and stolen Debt Securities of such series, maintain paying agencies and hold moneys for payment in trust) upon the deposit with the Trustee or a paying agent, in trust, of (1) money in an amount sufficient, or (2) U.S. Government Obligations (if the Debt Securities are denominated in U.S. dollars) or Eligible Obligations (if the Debt Securities are denominated in a Foreign Currency) which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient, or (3) any combination thereof in an amount sufficient, to pay the principal, premium, if any, and each installment of interest on the Debt Securities of such series on the dates such payments are due in accordance with the terms of the Indenture and such Debt Securities. Such a trust may only be established if, among other things, Sears has received a ruling from the Internal Revenue Service or an opinion of recognized counsel who is not an employee of Sears, in either case to the effect that, among other things, the Holders of the Debt Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of the Indenture and will be subject to federal income tax on the same amount and in the same manner and at the same times, as would have been the case if such deposit and defeasance had not occurred. Notwithstanding such deposit, the obligations of Sears under the Indenture to pay interest and principal shall remain in full force and effect until the Debt Securities of such series have been paid in full. (Section 13.4)

If and when a ruling from the Internal Revenue Service or an opinion of recognized counsel can be provided without reliance upon the continuation of Sears obligations regarding the payment of interest and principal, then such obligations of Sears shall cease upon delivery to the Trustee of such ruling or opinion and compliance with the other conditions precedent provided for in the Indenture. Under present ruling positions of the Internal Revenue Service, such a ruling is not obtainable. (Section 13.4)

Regarding the Trustee

The Bank of New York, which Sears anticipates which will be the Trustee under one of the Indentures described herein, performs banking and other services for Sears. It is also the Trustee under the indenture governing Sears Medium-Term Notes Series VI.

                       DESCRIPTION OF DEBT WARRANTS

The following descriptions of the terms of the Debt Warrants set forth certain general terms and provisions of the Debt Warrants to which any Prospectus Supplement may relate. The particular terms of the Debt Warrants offered by any Prospectus Supplement (the ``Offered Debt Warrants''), and the extent, if any, to which such general provisions may apply to the Debt Warrants so offered, will be described in the Prospectus Supplement relating to such Offered Debt Warrants.

Sears may issue Debt Warrants to purchase or receive Debt Securities. Debt Warrants may be issued independently or together with Offered Debt Securities, and may be attached thereto or separate therefrom. The Offered Debt Warrants are to be issued under a warrant agreement (a ``Debt Warrant Agreement'') to be entered into between Sears and a warrant agent (the ``Warrant Agent'') named in the applicable Prospectus Supplement relating to the Offered Debt Warrants, and may be issued in one or more series. Debt Warrants will be evidenced by Debt Warrant Certificates. Copies of the forms of Debt Warrant Agreement and Debt Warrant Certificates relating to any series of Offered Debt Warrants will be filed as exhibits to or incorporated by reference in the Registration Statement. The following summaries of certain provisions of the Debt Warrants, Debt Warrant Agreements and Debt Warrant Certificates do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Debt Warrant Agreements and the Debt Warrant Certificates.

General

Reference is made to the Prospectus Supplement relating to the particular series of Offered Debt Warrants for the following terms of the Offered Debt
Warrants: (i) the price at which the Offered Debt Warrants will be issued;
(ii) the currency or currencies, including composite currencies, in which the Offered Debt Warrants may be purchased; (iii) the designation, aggregate principal amount, currency or currencies, denominations and terms of the Debt Securities that may be purchased upon exercise of each Offered Debt Warrant; (iv) if applicable, the designation and terms of the Debt Securities with which the Offered Debt Warrants are issued and the number of Offered Debt Warrants issued with each of such Debt Securities; (v) if applicable, the date on and after which the Offered Debt Warrants and the related Debt Securities will be separately transferable; (vi) the principal amount of Debt Securities purchasable upon exercise of each Offered Debt Warrant and the price at which and currency or currencies in which such principal amount of Debt Securities may be purchased upon such exercise;
(vii) the date on which the right to exercise the Offered Debt Warrants shall commence and the date (the ``Expiration Date'') on which such right shall expire; (viii) whether the Debt Warrant Certificates representing the Offered Debt Warrants will be issued in registered or bearer form; (ix) any applicable United States federal income tax consequences; and (x) any other material terms of the Offered Debt Warrants.

Debt Warrant Certificates may be exchanged for new Debt Warrant Certificates of different denominations, may (if in registered form) be presented for registration of transfer, and may be exercised, at the corporate trust office of the Warrant Agent or any other office indicated in the Prospectus Supplement relating to such series of Offered Debt Warrants. Prior to the exercise of any Debt Warrant, holders of such Debt Warrant will not have any of the rights of Holders of the Debt Securities purchasable upon such exercise, including the right to receive payments of principal, premium, if any, or interest, if any, on the Debt Securities purchasable upon such exercise or to enforce covenants in the applicable Indenture.

The Warrant Agent will act solely as an agent of Sears in connection with the Debt Warrant Certificates and will not assume any obligation or relationship of agency or trust for or with any holders of Debt Warrant Certificates or beneficial owners of Debt Warrants.

Exercise

Each Offered Debt Warrant will entitle the holder thereof to purchase such principal amount of Debt Securities at such exercise price as shall in each case be set forth in, or determinable as set forth in, the applicable Prospectus Supplement. After the close of business on the Expiration Date (or such later date to which such Expiration Date may be extended by Sears), unexercised Debt Warrants will become void.

Subject to any restrictions and additional requirements that may be set forth in the Prospectus Supplement, a Debt Warrant may be exercised by delivery to the Warrant Agent of the Debt Warrant Certificate evidencing such Debt Warrant properly completed and duly executed, together with payment as provided in the applicable Prospectus Supplement of the amount required to purchase the Debt Securities purchasable upon such exercise.

                           PLAN OF DISTRIBUTION

General. Sears may sell Securities to or through underwriters, and also may sell Securities directly to other purchasers or through agents.

The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Prospectus Supplement will describe the method of distribution of the Offered Securities.

In connection with the sale of Securities, underwriters may receive compensation from Sears or from purchasers of Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions, under the Act. Any such underwriter or agent will be identified, and any such compensation will be described, in the Prospectus Supplement.

Under agreements which may be entered into by Sears, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by Sears against certain liabilities, including liabilities under the Act.

Delayed Delivery Arrangements. If so indicated in the Prospectus Supplement, Sears will authorize dealers or other persons acting as Sears agents to solicit offers by certain institutions to purchase Securities from Sears pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by Sears. The obligations of any purchaser under any such contract will not be subject to any conditions except that (i) the purchase of the Offered Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject, and (ii) if the Offered Securities are also being sold to underwriters, Sears shall have sold to such underwriters the Offered Securities not sold for delayed delivery. The dealers and such other persons will not have any responsibility in respect of the validity or performance of such contracts.

Deferred Pricing Arrangements. The Prospectus Supplement relating to an issue of Securities will disclose any deferred pricing arrangement between Sears and any entity acting as an underwriter which would permit Sears to determine its ultimate cost of funds pertaining to such Securities at a later date through certain transactions indexed to U.S. Treasury securities. Any such arrangement would be made pursuant to a deferred pricing agreement signed simultaneously with the pricing agreement which supplements the underwriting agreement. The deferred pricing agreement would contain the formula used to determine any post-closing purchase price adjustments.

                               LEGAL OPINION

Unless otherwise specified in the Prospectus Supplement relating to the particular series of Offered Securities, the legality of the Securities will be passed upon for Sears by Robert J. Pence, Senior Counsel, Corporate Law Department, of Sears. At July 31, 1995, Mr. Pence owned 413 Sears common shares, including shares credited to his account in The Savings and Profit Sharing Fund of Sears Employees as of June 30, 1995, and had options granted under Sears employees stock plans relating to 3,920 Sears common shares.

                                  EXPERTS


The financial statements incorporated by reference in this Prospectus and the Summary Financial Information included in this Prospectus, have been audited by Deloitte & Touche LLP, independent certified public accountants, as stated in their report on the financial statements incorporated by reference herein (which report expresses an unqualified opinion and includes an explanatory paragraph related to the Company changing its method of accounting for postretirement benefits in 1992) and their report on the Summary Financial Information included in Exhibit 99 to the Registration Statement. Such financial statements and Summary Financial Information have been incorporated by reference and included herein, respectively, in reliance upon the reports of such firm and given upon their authority as experts in accounting and auditing.

With respect to the unaudited interim financial information which is incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their report included in the Quarterly Report on Form 10-Q for the quarter ended April 1, 1995 and incorporated by reference herein, they did not audit and they did not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a ``report'' or a ``part'' of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.



Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any State.

SUBJECT TO COMPLETION
Dated August   , 1995

                          Sears, Roebuck and Co.

                               Common Shares
                             Preferred Shares
                             Depositary Shares
                              Equity Warrants

Sears, Roebuck and Co. (``Sears'') from time to time may offer its (i) common shares, par value $0.75 per share (the ``Common Shares''), or (ii) preferred shares, par value $1.00 per share (the ``Preferred Shares''). If so provided in the accompanying Prospectus Supplement, the Preferred Shares may be represented by Depositary Shares (the ``Depositary Shares,'' and, collectively with Common Shares and Preferred Shares, ``Equity Securities'') as provided herein. Sears may also from time to time offer warrants to purchase or receive Common Shares (``Common Share Warrants''), Preferred Shares (``Preferred Share Warrants'') or Depositary Shares (``Depositary Share Warrants,'' and, collectively with Common Share Warrants and Preferred Share Warrants, ``Equity Warrants''), separately or together with Equity Securities. The Equity Securities and Equity Warrants (collectively, the ``Securities'') will have an aggregate initial offering price not in excess of $6,863,000,000, and may be offered as separate series, in amounts, at prices and on terms to be set forth in supplements to this Prospectus. Sears may sell Securities to or through underwriters, and also may sell Securities directly to other purchasers or through agents. See ``Plan of Distribution.'' The accompanying Prospectus Supplement or Prospectus Supplements (the ``Prospectus Supplement'') sets forth the names of any underwriters or agents involved in the sale of the Securities in respect of which this Prospectus is being delivered (the ``Offered Securities''), the amounts, if any, to be purchased by underwriters and the compensation, if any, of such underwriters or agents.

The Registration Statement of which this Prospectus is a part also relates to the offer and sale of Debt Securities and Debt Warrants. Debt Securities and Debt Warrants, including any Debt Securities convertible or exchangeable into or for the Securities to which this Prospectus relates, will be offered and sold pursuant to a separate Prospectus relating thereto. The aggregate amount of securities to which this Prospectus may relate will be reduced by the aggregate initial offering price of any securities issued pursuant to any such separate Prospectus.

Sears Common Shares are listed on the New York, Chicago and Pacific Stock Exchanges and certain foreign exchanges.

The terms of the Securities, including, where applicable, the number of shares, the initial public offering price, the exercise price of any Equity Warrants, and any other terms in connection with the offer or sale of the Securities in respect of which this Prospectus is being delivered, are set forth in the accompanying Prospectus Supplement. If the Securities in respect of which this Prospectus is being delivered are Preferred Shares or Depositary Shares, the Prospectus Supplement will set forth, where applicable, the title, dividend and voting rights, redemption provisions, liquidation preference, sinking fund provisions, any class or classes of Securities into or for which such Preferred Shares or Depositary Shares are convertible or exchangeable and the conversion or exchange terms, and the other terms thereof, if any, as well as any listing or planned listing thereof on a securities exchange.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               The date of this Prospectus is         , 1995

No dealer, salesperson or other person has been authorized to give any information or to make any representation other than those contained or incorporated by reference in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which it relates or an offer to sell or the solicitation of an offer to buy such securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information is correct as of any time subsequent to its date.

                             TABLE OF CONTENTS
                                                     Page
Available Information                                  3
Incorporation of Certain Documents by Reference        3
The Company                                            4
Use of Proceeds                                        4
Summary Financial Information                          5
Ratio of Income to Combined Fixed Charges and
 Preferred Share Dividends                             6
Description of Capital Stock                           6

  Description of Sears Common Shares                   6
  Description of Offered Preferred Shares              7
  Description of 8.88% Preferred Shares               10
  Certain Restrictions                                12
Description of Depositary Shares                      12
Description of Equity Warrants                        16
Plan of Distribution                                  17
Legal Opinion                                         17
Experts                                               17


                           AVAILABLE INFORMATION

Sears is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the ``Exchange Act'') and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the ``Commission''). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street N.W., Washington, D.C. 20549; 7 World Trade Center, Suite 1300, New York, New York 10048; and Suite 1400, Citicorp Center, 500 W. Madison Street, Chicago, Illinois 60661-2511; copies of such materials can be obtained from the public reference section of the Commission at 450 Fifth Street N.W., Washington, D.C. 20549, at prescribed rates. Reports, proxy statements and other information concerning Sears can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, the Chicago Stock Exchange Incorporated, 440 South LaSalle Street, Chicago, Illinois 60605, and the Pacific Stock Exchange, Inc., 301 Pine Street, San Francisco, California 94104.

Additional information regarding Sears and its consolidated subsidiaries and the Securities is contained in the Registration Statement and the exhibits relating thereto, filed with the Commission under the Securities Act of 1933, as amended (the ``Act''). For further information pertaining to Sears and its consolidated subsidiaries and the Securities, reference is made to the Registration Statement, and the exhibits thereto, which may be inspected without charge at the office of the Commission at 450 Fifth Street N.W., Washington, D.C. 20549, and copies thereof may be obtained from the Commission at prescribed rates.

              INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Annual Report on Form 10-K for the fiscal year ended December 31, 1994 (including the description of Sears Common Shares in Item 5 thereof), the Quarterly Report on Form 10-Q for the quarterly period ended April 1, 1995, and the Current Reports on Form 8-K dated January 17, February 7, April 20, April 25, May 15, June 1 and June 20,1995, filed by Sears with the Commission pursuant to Section 13 of the Exchange Act, are incorporated in and made a part of this Prospectus by reference. Pursuant to Rule 412 promulgated by the Commission pursuant to the Act, the information incorporated by reference in the Annual Report on Form 10-K for the fiscal year ended December 31, 1994 under Items 6 (Selected Financial Data), 7 (Management's Discussion and Analysis of Financial Condition and Results of Operations) and 8 (Financial Statements and Supplementary Data) has been superseded by the restated financial information included in the Current Report on Form 8-K for May 15, 1995 reflecting the Company's Allstate Insurance Group as discontinued operations.

All documents filed by Sears with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities (other than those portions of such documents described in paragraphs (i), (k) and (l) of Item 402 of Regulation S-K promulgated by the Commission) shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

Sears will provide without charge to each person to whom a copy of this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference (not including exhibits to such documents unless such exhibits are specifically incorporated by reference in such documents). Written or telephone requests for such copies should be directed to Sears, Roebuck and Co., Sears Tower, Chicago, Illinois 60684, Attention: Director of Investor Relations, Dept. 962 (312/875-1468).



                                THE COMPANY

Sears originated from an enterprise established in 1886. It was incorporated under the laws of New York in 1906. Its corporate headquarters are located at Sears Tower, Chicago, Illinois 60684 (312/875-2500). Sears and its consolidated subsidiaries (the ``Company'') conduct Domestic and International merchandising operations. The Company, a multi-line retailer, is among the largest retailers in the world on the basis of sales of merchandise and services.

Domestic operations include Domestic merchandising and Domestic credit. Domestic merchandising consists of the Company's core merchandising and product services businesses in the United States and Puerto Rico. Domestic credit operations primarily relate to the Sears Card, the largest proprietary credit card in the United States, which is used to pay for purchases of goods and services from Domestic merchandising.

International operations consist of merchandising and credit operations conducted through majority-owned subsidiaries in Canada and Mexico.

On November 10, 1994 the Company announced a decision to distribute to Sears common shareholders the Company's interest in its Allstate Insurance Group (``Allstate'') in a tax-free spin-off (the ``Allstate spin-off''). Allstate engages in property-liability insurance and life insurance in the United States and Canada. The business of Allstate is conducted through The Allstate Corporation (``Allcorp''), which was an 80.3%-owned subsidiary of the Company prior to the Allstate spin-off. On June 30, 1995, Sears completed the Allstate spin-off by means of a special dividend, to Sears common shareholders of record on June 30, 1995, of all of the Allcorp common stock owned by the Company.

On July 31, 1995 Sears announced that the Company had entered into an agreement to sell the shopping center and retail community center business of its Homart Development Co. unit and had sold its commercial office building portfolio, for gross proceeds in the aggregate of approximately $2.3 billion.

Allstate and Homart have been treated as discontinued operations in the Company's consolidated financial statements.

The Company's continuing operations employ approximately 315,000 people, including its Corporate staff.

                              USE OF PROCEEDS

The net proceeds to be received by Sears from the sale of the Securities offered hereby will be added to its general funds for general corporate purposes and initially will be used to effect a reduction of short-term borrowings. It is anticipated that funds in addition to the net proceeds from the sale of the Securities will be required from time to time to continue expansion of the business of Sears and its subsidiaries, refinance short-term debt and refund portions of existing long-term debt. Substantial funds for these purposes are expected to be generated from operations, with the balance from various means of external financing. It is anticipated that Sears and its subsidiaries will continue their practice of short-term borrowing and will, from time to time, incur additional long-term debt and engage in securitization programs in which credit card receivables are sold in public or private transactions, and may, from time to time, issue equity securities.



                       SUMMARY FINANCIAL INFORMATION

The following table sets forth certain summary consolidated financial information of the Company for the five years ended December 31, 1994. The summary information should be read in conjunction with the financial statements and financial statement schedules of the Company incorporated herein by reference. Operating results and financial position reflect Allstate, Homart and an affiliated company, Dean Witter, Discover & Co., and the Coldwell Banker Residential Services businesses, and commercial division as discontinued operations.

                        1994        1993        1992         1991       1990
                                (millions, except per share amounts)
Operating results

Revenues                $33,025    $30,444     $32,943      $32,250    $32,769
Costs and expenses       30,320     28,307      31,752       30,481     30,890
Restructuring                 -          -       2,782            -        265
Interest                  1,279      1,318       1,389        1,568      1,651
Operating income
 (loss)                   1,426        819      (2,980)         201        (37)
Other income (loss)          45        135         129           85        (21)
Income (loss) before
 income taxes
 (benefit)                1,471        954      (2,851)         286        (58)
Income taxes
 (benefit)                  614        329      (1,039)         126        (13)
Income (loss) from
 continuing operations      857        625      (1,812)         160        (45)
Income (loss) from
 discontinued operations    402      1,960        (247)       1,119        947
Extraordinary gain
 (loss)                     195       (211)          -            -          -
Cumulative effect of
 accounting changes           -          -      (1,873)           -          -
Net income (loss)         1,454      2,374      (3,932)       1,279        902
Average common shares
 outstanding                389        383         370          344        343
Per common share:
  Income (loss) from
   continuing operations  $2.13      $1.56      $(4.98)       $0.45     $(0.13)
  Net income (loss)        3.66       6.13      (10.72)        3.71       2.63
  Dividends*              $1.60      $1.60       $2.00        $2.00      $2.00

Financial position

Retail customer
  receivables           $18,201    $15,906     $13,878      $13,537    $15,230
Property and
  equipment, net          4,253      4,401       4,574        4,898      4,646

Merchandise inventories   4,044      3,518       4,048        4,459      4,074
Net assets of dis-
 continued operations     7,231      8,701      10,731       11,038      9,707
Total assets             37,312     37,911      39,540       38,636     36,907
Short-term borrowings     6,190      4,636       4,469        1,775      7,322
Long-term debt            9,985     10,790      12,432       16,398     10,782
  Total debt             16,175     15,426      16,901       18,173     18,104
Common Shareholders'
 equity**                 9,240     10,103       9,212       13,863     12,824
  Total Shareholders'
   equity**              10,801     11,664      10,773       14,188     12,824

* Sears paid a quarterly dividend of $.40 per common share for each quarter in fiscal 1994 and 1993 and the first two quarters of fiscal 1995. Following the Allstate spin-off, Sears anticipates that it will reduce its quarterly dividend to $.23 per common share. Although Sears intends to continue paying dividends, the payment and amount of dividends is subject to the discretion of its Board of Directors and will depend on Sears results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by its Board of Directors.

** The Allstate spin-off reduced shareholders' equity by approximately the Company's investment in Allstate. The Company's investment in Allstate included in shareholders' equity at December 31, 1994 was approximately $6.76 billion.


  RATIO OF INCOME TO COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

The ratio of income to combined fixed charges and preferred share dividends for Sears for each of the years ended December 31, 1994, 1993, 1991 and 1990 was 1.76, 1.45, 1.15 and 0.96, respectively, and for the three- and twelve-month periods ended April 1, 1995 was 1.37 and 1.77, respectively. Earnings did not cover combined fixed charges and preferred share dividends by $2,989 million for the year ended December 31, 1992.

In the computation of the ratio of income to combined fixed charges and preferred share dividends for Sears, income consists of net income from continuing operations less undistributed net income of unconsolidated subsidiaries plus fixed charges (excluding capitalized interest) and federal and state income taxes. Combined fixed charges and preferred share dividends consist of interest costs plus the portion of operating lease rentals which is estimated to represent the interest element in such rentals plus the amount of pretax income necessary to cover any preferred share dividends.



Sears was not obligated to pay any preferred share dividends in 1990 but was so obligated during the years 1992 through 1994 and for a portion of the year 1991. The above-stated ratios for such years reflect combined fixed charges and preferred share dividends.

                       DESCRIPTION OF CAPITAL STOCK

The following summaries of certain provisions of the Restated Certificate of Incorporation, as amended (the ``Certificate of Incorporation''), of Sears do not purport to be complete and are subject to, and qualified in their entirety by reference to, the provisions of the Certificate of Incorporation, which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

The Certificate of Incorporation authorizes the issuance of 1,000,000,000 Common Shares, par value $0.75 per share, and 50,000,000 Preferred Shares, par value $1.00 per shares. As of July 1, 1995, 389,366,149 Common Shares and 3,250,000 8.88% Preferred Shares, First Series (the ``8.88% Preferred Shares'') were outstanding. Additional Preferred Shares may be issued in series with rights and privileges as authorized by the Sears Board of Directors.

Description of Sears Common Shares

Subject to the restrictions on dividends described below under ``Certain Restrictions'' and the rights of the holders of the 8.88% Preferred Shares described below under ``Description of 8.88% Preferred Shares'' and any Preferred Shares which may hereafter be issued, each holder of Common Shares is entitled to one vote per share, to vote cumulatively for the election of directors, to dividends declared by Sears Board of Directors, and upon liquidation to share in the assets of Sears pro rata in accordance with his or her holdings after payment of all liabilities and obligations. The holders of Common Shares have no preemptive, redemption, subscription or conversion rights. Sears Board of Directors is divided into three classes serving staggered three-year terms. Because the Board is classified, shareholders wishing to exercise cumulative voting rights to assure the election of one or more directors must own approximately three times as many shares as would be required if the Board were not classified. Directors may be removed only for cause upon the affirmative vote of at least 75% of the shares entitled to vote. Such a vote is also required to alter, amend or repeal, or to adopt any provisions inconsistent with,
Article 5 of the Certificate of Incorporation concerning directors, or to fix the number of directors by shareholder vote.

First Chicago Trust Company of New York is the transfer agent and registrar for the Common Shares.

Reference is made to the Prospectus Supplement relating to a particular offering of Common Shares (the ``Offered Common Shares'') for the price at which the Offered Common Shares will be issued, the terms of any warrants being offered together with such Offered Common Shares and any other terms of such offering.

Description of Offered Preferred Shares

General

The following descriptions of the terms of the Preferred Shares set forth certain general terms and provisions of the Preferred Shares to which any Prospectus Supplement may relate. The particular terms of the Preferred Shares offered by any Prospectus Supplement (the ``Offered Preferred Shares''), and the extent, if any, to which such general provisions may apply to the Preferred Shares so offered, will be specified in the Prospectus Supplement relating to such Offered Preferred Shares.

Each series of Preferred Shares will be established under a Certificate of Amendment of the Certificate of Incorporation of Sears, which Certificate will be filed as an exhibit to or incorporated by reference in the Registration Statement. The provisions set forth in the Certificate of Amendment will be adopted by the Board of Directors of Sears, and such Certificate will be filed with the Department of State of the State of New York prior to the issuance of any series of the Preferred Shares. The following summaries of certain provisions of the Preferred Shares and the Certificate of Amendment of the Certificate of Incorporation relating to any particular series of Offered Preferred Shares do not purport to be complete and are subject to, and qualified in their entirety by reference to, all of the provisions of such Certificate of Amendment.

As set forth under ``Description of Depositary Shares'' below, Sears may, at its option, elect to offer depositary shares (``Depositary Shares'') evidenced by depositary receipts (``Depositary Receipts''), each representing a fraction (to be specified in the Prospectus Supplement relating to the particular series of Preferred Shares) of a share of such series of the Preferred Shares issued and deposited with a depositary, in lieu of offering full shares.

Sears is authorized by the Certificate of Incorporation to issue Preferred Shares in one or more series with such voting rights, or without voting rights, and with such designations, rights, preferences and limitations thereof, as shall be established by the Board of Directors. Upon issuance, the Preferred Shares will have preference over Common Shares as to dividends and upon liquidation, dissolution and winding up (``dissolution''). Subject to the terms of the Preferred Shares, any remaining undesignated preferred shares may be issued by Sears in one or more series, at any time or from time to time, with such designations, rights, preferences and limitations as the Board of Directors shall determine, including depositary arrangements similar to those relating to the Depositary Shares, all without further action of the shareholders, including holders of the Preferred Shares.

Reference is made to the Prospectus Supplement relating to the particular series of Offered Preferred Shares for the following terms of the Offered Preferred Shares: (i) the title of such Preferred Shares and the number of shares offered; (ii) the price at which such Preferred Shares will be issued; (iii) the dividend rate (or method of calculation), the dates on which dividends shall be payable and the dates from which dividends shall commence to accrue; (iv) voting rights, if different from those set forth herein; (v) any redemption, liquidation or sinking fund provisions; (vi) conversion rights or exchange features, if any; (vii) whether Sears has elected to offer Depositary Shares as described below under ``Description of Depositary Shares'', or any other book-entry provisions; (viii) whether such series of Offered Preferred Shares ranks junior to (``Junior Securities'') or on a parity with (``Parity Securities'') the 8.88% Preferred Shares with respect to dividends or upon dissolution; (ix) the terms of any warrants attached to the Offered Preferred Shares; and (x) any additional dividend, redemption, liquidation, sinking fund and other rights, preferences, privileges, limitations and restrictions. The rights of holders of any series of Preferred Shares are subject to the rights of the holders of the 8.88% Preferred Shares as described under ``Description of 8.88% Preferred Shares'' and certain other restrictions described under ``Certain Restrictions,'' and may be subject to the rights of holders of other series of Preferred Shares that may hereafter be issued. The Prospectus Supplement relating to any series of Offered Preferred Shares will describe the extent to which the holders of such series are subject to the rights of the holders of any series of Preferred Shares issued after the date hereof.



The holders of Preferred Shares will not have any preemptive rights. The Preferred Shares will not contain any restriction on the repurchase or redemption thereof by Sears while there is any arrearage in the payment of dividends and such shares are otherwise redeemable, except that any such redemption must be of all the outstanding Preferred Shares if any are redeemed. The Preferred Shares will have a par value of $1.00 per share.

Dividends

Holders of Preferred Shares will be entitled to receive, when and as declared by the Board of Directors of Sears out of assets of Sears legally available for payment, cash or other dividends at such rates and on such dates as specified in the Prospectus Supplement relating to a particular series of Offered Preferred Shares. Dividends on any series of Preferred Shares may be cumulative or non-cumulative, as provided in the applicable Prospectus Supplement. Accrued but unpaid dividends will not bear interest. If Sears Board of Directors fails to declare a dividend payable on a dividend payment date on any series of Preferred Shares for which dividends are non-cumulative, the holders of such series will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and Sears will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.

Except as otherwise provided in the Prospectus Supplement relating to the particular series of Offered Preferred Shares, so long as any of the Preferred Shares are outstanding, no dividend (other than dividends or distributions paid in Junior Securities which rank junior as to dividends, or in options, warrants or rights to subscribe for or purchase such Junior Securities, and other than as provided below) shall be declared or paid or set aside for payment or other distribution declared or made upon Junior Securities which rank junior as to dividends or Parity Securities which rank on a parity as to dividends, nor shall any such Junior Securities or Parity Securities be redeemed, purchased or otherwise acquired for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any shares of any such securities) by Sears (except by conversion into or exchange for Junior Securities which rank junior as to dividends) unless, in each case, the full cumulative dividends on the outstanding Preferred Shares shall have been declared and paid or set apart for payment for all quarterly dividend periods terminating on or prior to the date of such payment or action, as the case may be.

Except as otherwise provided in the Prospectus Supplement relating to the particular series of Offered Preferred Shares, when dividends are not paid in full on the Preferred Shares and on any other Parity Securities which rank on a parity as to dividends, all dividends declared on the Preferred Shares and such Parity Securities will be declared ratably in accordance with the respective dividends which would be payable on the Preferred Shares and such Parity Securities if all accrued and unpaid dividends thereon were paid in full.

Dissolution Preference

In the event of any dissolution of Sears, before any payment or distribution of the assets of Sears (whether capital or surplus) shall be made to or set apart for the holders of any Junior Securities which rank junior as to dissolution, the holders of the Preferred Shares will be entitled to receive for each share liquidating distributions in the amount set forth in the Prospectus Supplement relating to the particular series of Offered Preferred Shares, plus an amount equal to all dividends accrued and unpaid thereon to the date of final distribution to such holders (subject to the right of the holders of record of any Preferred Shares on a record date for payment of dividends thereon to receive a dividend payable on the date of final distribution); but such holders shall not be entitled to any further payment. If, upon any dissolution of Sears, the assets of Sears, or proceeds thereof, distributable among the holders of the Preferred Shares and any Parity Securities which rank on a parity as to dissolution shall be insufficient to pay in full the preferential amount aforesaid and such dissolution payments on any such Parity Securities, then such assets, or the proceeds thereof, shall be distributed among the holders of Preferred Shares and any such Parity Securities ratably in accordance with the respective amounts which would be payable on such Preferred Shares and any such Parity Securities if all amounts payable thereon were paid in full. A sale, lease, exchange or other disposition of all or substantially all of the property and assets of Sears, or a consolidation or merger of Sears with one or more corporations, shall not be deemed to be a dissolution.

Redemption

The Offered Preferred Shares will be redeemable, if at all, as set forth in the Prospectus Supplement relating to such series of Offered Preferred Shares. Dividends on any Preferred Shares called for redemption will cease to accrue and all rights of the holders thereof will cease after redemption or after Sears has set aside money for payment of the redemption price.

Sears may not redeem less than all the outstanding Preferred Shares unless full cumulative dividends, if any, have been paid or declared and set apart for payment on all outstanding Preferred Shares for all dividend periods terminating on or prior to the date fixed for redemption.

If less than all the outstanding Preferred Shares are to be redeemed, shares to be redeemed will be selected by Sears by lot or pro rata or by any other method determined by Sears in its sole discretion to be equitable.

Voting Rights

Holders of Preferred Shares will not have any voting rights except as set forth below, as otherwise from time to time required by law or as set forth in the Prospectus Supplement relating to the particular series of Offered Preferred Shares.

Unless otherwise specified in the Prospectus Supplement relating to the particular series of Offered Preferred Shares, whenever dividends on the Preferred Shares shall be in arrears in an amount equal to at least the dividends payable for six quarterly dividend periods, the holders of each series of Preferred Shares (voting as a class with the holders of all other series of Parity Securities upon which like voting rights have been conferred and are exercisable), will be entitled to vote for the election of two directors on the terms set forth below until all past dividends accrued on such series of Preferred Shares shall have been paid in full or set aside for payment. Holders of the Preferred Shares and such Parity Securities which are granted such voting rights will vote as a class, and will have the right to vote cumulatively for the election of directors, in accordance with Article 3.5 of the Certificate of Incorporation. In such case, the holders of such Preferred Shares will have the exclusive right as a class, as outlined above, to elect two directors at the next annual meeting of shareholders. The directors shall be elected for terms expiring at the next succeeding annual meeting of shareholders or until their respective successors are elected and qualified, unless such terms are sooner terminated. The term of any director so elected will terminate upon full payment of all past accrued dividends or at such time as Sears sets aside funds for the payment.

Unless otherwise specified in the Prospectus Supplement relating to the particular series of Offered Preferred Shares, so long as any Preferred Shares remain outstanding, Sears shall not, without the affirmative vote or consent of the holders of at least two-thirds of the Preferred Shares outstanding at the time, voting in person or by proxy, either in writing or at a meeting (voting as a class with all Parity Securities upon which like voting rights have been conferred and are then exercisable): (i) authorize, create or issue, or increase the authorized or issued amount of, any class or series of shares ranking prior to the Offered Preferred Shares with respect to payment of dividends or the distribution of assets on dissolution; or (ii) amend, alter or repeal the provisions of Sears Certificate of Incorporation, so as to materially and adversely affect any right, preference, privilege or voting power of the Offered Preferred Shares or of the holders thereof; provided, however, that any increase in the amount of authorized Preferred Shares or the creation and issuance of Parity Securities or Junior Securities shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers. In addition, the creation of a class or series of shares entitled to vote as a class together with the Offered Preferred Shares on the above matters and having a voting power greater than one vote for each $100 of liquidation preference (exclusive of accrued and unpaid dividends), shall be deemed to adversely affect the voting power of the Offered Preferred Shares.

Unless otherwise specified in the Prospectus Supplement relating to the particular series of Offered Preferred Shares, so long as any series of Preferred Shares remains outstanding, Sears shall not, without the affirmative vote or consent of the holders of at least a majority of the shares of such series of Preferred Shares outstanding at the time, voting in person or by proxy, either in writing or at a meeting (voting as a class with all other Parity Securities upon which like voting rights have been conferred and are then exercisable), effect the merger or consolidation of Sears with or into any other corporation, if the plan of merger or consolidation contains any provision which, if contained in an amendment to the Certificate of Incorporation, would entitle the holders of shares of such class or series to vote as a class thereon.

The foregoing voting provisions shall not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding Preferred Shares (upon which such voting rights have been conferred and are then exercisable) shall have been redeemed or sufficient funds shall have been deposited in trust to effect such redemption.

Transfer Agent, Registrar and Dividend Disbursing Agent

The transfer agent, registrar and dividend disbursing agent for each series of Offered Preferred Shares will be set forth in the Prospectus Supplement relating thereto.

Description of 8.88% Preferred Shares

The 8.88% Preferred Shares were sold in the form of 13,000,000 depositary shares, each representing a one-fourth interest in one of the 3,250,000 8.88% Preferred Shares. The 8.88% Preferred Shares have a liquidation preference of $100 per share.

The 8.88% Preferred Shares are not convertible into Common Shares (or any other security) of Sears, and holders do not have any preemptive rights. The 8.88% Preferred Shares do not contain any restriction on the repurchase or redemption thereof by Sears while there is any arrearage in the payment of dividends and such shares are otherwise redeemable, except that any such redemption must be of all the outstanding 8.88% Preferred Shares if any are redeemed. The 8.88% Preferred Shares have a par value of $1.00 per share.

Dividends

Holders of 8.88% Preferred Shares are entitled to receive, when and as declared by the Board of Directors of Sears out of assets legally available for payment, cash dividends, payable quarterly, at the annual rate of $8.88 per share, in equal quarterly payments on February 1, May 1, August 1 and November 1 in each year. Dividends on the 8.88% Preferred Shares are cumulative from the date of original issue, whether or not declared. Any accrued but unpaid dividends will not bear interest.

So long as any of the 8.88% Preferred Shares are outstanding, no dividend (other than dividends or distributions paid in Junior Securities which rank junior with respect to dividends, or in options, warrants or rights to subscribe for or purchase such Junior Securities and other than as provided below) shall be declared or paid or set aside for payment or other distribution declared or made upon any Junior Securities or Parity Securities which rank junior or on a parity with respect to dividends, nor shall any such Junior Securities or Parity Securities be redeemed, purchased or otherwise acquired for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such securities) by Sears (except by conversion into or exchange for Junior Securities) unless, in each case, the full cumulative dividends on the 8.88% Preferred Shares shall have been declared and paid or set apart for payment for all quarterly dividend periods terminating on or prior to the date of such payment or action, as the case may be.

When dividends are not paid in full on the 8.88% Preferred Shares and on any Parity Securities, all dividends declared on the 8.88% Preferred Shares and any Parity Securities will be declared ratably in accordance with the respective dividends which would be payable on the 8.88% Preferred Shares and such Parity Securities if all accrued and unpaid dividends thereon were paid in full.

Dissolution Preference

In the event of any dissolution of Sears, before any payment or distribution of the assets of Sears (whether capital or surplus) shall be made to or set apart for the holders of any Junior Securities ranking junior with respect to dissolution, the holders of the 8.88% Preferred Shares will be entitled to receive for each share $100 plus an amount equal to all dividends accrued and unpaid thereon to the date of final distribution to such holders (subject to the right of the holders of record of any 8.88% Preferred Shares on a record date for payment of dividends thereon to receive a dividend payable on the date of final distribution), but such holders shall not be entitled to any further payment.

If, upon any dissolution of Sears, the assets of Sears, or proceeds thereof, distributable among the holders of the 8.88% Preferred Shares and any Parity Securities which rank on a parity with respect to dissolution shall be insufficient to pay in full the preferential amount aforesaid and such dissolution payments on any such Parity Securities, then such assets, or the proceeds thereof, shall be distributed among the holders of 8.88% Preferred Shares and any such Parity Securities ratably in accordance with the respective amounts which would be payable on such 8.88% Preferred Shares and any such Parity Securities if all amounts payable thereon were paid in full. A sale, lease, exchange or other disposition of all or substantially all of the property and assets of Sears, or a consolidation or merger of Sears with or into one or more corporations, shall not be deemed to be a dissolution.

Redemption

The 8.88% Preferred Shares may not be redeemed prior to November 9, 1996 except as described below. On or after November 9, 1996, Sears may, at its option, redeem the 8.88% Preferred Shares, as a whole or in part, at any time or from time to time at a redemption price of $100 per share, plus accrued and unpaid dividends thereon to the date fixed for redemption.

Prior to November 9, 1996, Sears, at its option, may redeem all, but not less than all, of the outstanding 8.88% Preferred Shares if the holders of the 8.88% Preferred Shares shall be entitled to vote upon or consent to a merger or consolidation of Sears under the circumstances as set forth below under ``Voting Rights'' and all of the following conditions have been satisfied: (i) Sears shall have requested the vote or consent of the holders of the 8.88% Preferred Shares to the consummation of such merger or consolidation, stating in such request that, failing the requisite favorable vote or consent, Sears will have the option to redeem the 8.88% Preferred Shares, (ii) Sears shall not have received the favorable vote or consent requisite to the consummation of such merger or consolidation within 60 days after making such request, and (iii) such merger or consolidation shall be consummated on the date fixed for such redemption, which date shall be no more than one year after such request is made. Any such redemption shall be at the redemption price of $100 per share plus accrued and unpaid dividends thereon to the date of redemption.

Dividends on any 8.88% Preferred Shares called for redemption will cease to accrue and all rights of the holders thereof will cease after redemption or after Sears has set aside money for payment of the redemption price.

Sears may not redeem less than all the outstanding 8.88% Preferred Shares unless full cumulative dividends have been paid or declared and set apart for payment on all outstanding 8.88% Preferred Shares for all quarterly dividend periods terminating on or prior to the date fixed for redemption.

Voting Rights

Holders of 8.88% Preferred Shares have no voting rights except as set forth below or as otherwise from time to time required by law.

Whenever dividends on the 8.88% Preferred Shares shall be in arrears in an amount equal to at least the dividends payable for six quarterly dividend periods, the holders of the 8.88% Preferred Shares (voting as a class with all Parity Securities upon which like voting rights have been conferred and are then exercisable), will be entitled to vote for the election of two directors on the terms set forth below until, in the case of the 8.88% Preferred Shares, all past dividends accrued on the 8.88% Preferred Shares shall have been paid in full or set aside for payment. Holders of the 8.88% Preferred Shares and all other series of Preferred Shares which are granted such voting rights (which rank on a parity with the 8.88% Preferred Shares) will vote as a class, and will have the right to vote cumulatively for the election of directors, in accordance with Article 3.5 of the Certificate of Incorporation. In such case, the holders of such Preferred Shares will have the exclusive right as a class, as outlined above, to elect two directors at the next annual meeting of shareholders. The directors shall be elected for terms expiring at the next succeeding annual meeting of shareholders or until their respective successors are elected and qualified, unless such terms are sooner terminated. The term of any director so elected will terminate upon full payment of all past accrued dividends or at such time as Sears sets aside funds for the payment.

So long as any 8.88% Preferred Shares remain outstanding, Sears shall not, without the affirmative vote or consent of the holders of at least two-thirds of the 8.88% Preferred Shares outstanding at the time, voting in person or by proxy, either in writing or at a meeting (voting as a class with all Parity Securities upon which like voting rights have been conferred and are then exercisable): (i) authorize, create or issue, or increase the authorized or issued amount, of any class or series of shares ranking prior to the 8.88% Preferred Shares with respect to payment of dividends or the distribution of assets on dissolution; or (ii) amend, alter or repeal the provisions of the Certificate of Incorporation, so as to materially and adversely affect any right, preference, privilege or voting power of the 8.88% Preferred Shares or of the holders thereof; provided, however, that any increase in the amount of authorized Preferred Shares or the creation and issuance of Parity Securities or Junior Securities shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers. In addition, the creation of a class or series of shares entitled to vote as a class together with the 8.88% Preferred Shares on the above matters and having a voting power greater than one vote for each $100 of liquidation preference (exclusive of accrued and unpaid dividends), shall be deemed to adversely affect the voting power of the 8.88% Preferred Shares.

So long as any 8.88% Preferred Shares remain outstanding, Sears shall not, without the affirmative vote or consent of the holders of at least a majority of the 8.88% Preferred Shares outstanding at the time, voting in person or by proxy, either in writing or at a meeting (voting as a class with all other Parity Securities upon which like voting rights have been conferred and are then exercisable), effect the merger or consolidation of Sears with or into any other corporation, if the plan of merger or consolidation contains any provision which, if contained in an amendment to the Certificate of Incorporation, would entitle the holders of shares of such class or series to vote as a class thereon.

The foregoing voting provisions do not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding 8.88% Preferred Shares have been redeemed or sufficient funds have been deposited in trust to effect such redemption.

Certain Restrictions


There are no restrictions on repurchases or redemption of shares by Sears which do not impair its capital, except for limitations under the terms of outstanding preferred shares and except that the indentures relating to certain of Sears long-term debt and an agreement pursuant to which Sears has provided a credit facility in support of certain tax increment revenue bonds issued by the Village of Hoffman Estates, Illinois, in connection with the construction of the home office for Sears Merchandise Group provide that Sears will not take certain actions, including the declaration of cash dividends and the repurchase of shares, which would cause unencumbered assets plus certain capitalized rentals to drop below 150% of liabilities plus such capitalized rentals (as such terms are defined in the indentures and the agreement). At December 31, 1994 and April 1, 1995, the amount by which such unencumbered assets plus capitalized rentals exceeded 150% of such liabilities plus capitalized rentals, as computed under the most restrictive of such indenture provisions and those of the credit facility agreement referred to above, was $8.0 billion and $9.0 billion, respectively. If the Allstate spin-off had occurred on April 1, 1995, such amount would have been approximately $1.0 billion as of that date.

                     DESCRIPTION OF DEPOSITARY SHARES

The following descriptions of the terms of the Depositary Shares set forth certain general terms and provisions of the Depositary Shares to which any Prospectus Supplement may relate. The particular terms of the Depositary Shares offered by any Prospectus Supplement (the ``Offered Depositary Shares''), and the extent, if any, to which such general provisions may apply to the Depositary Shares so offered, will be specified in the Prospectus Supplement relating to such Offered Depositary Shares.

Sears may, at its option, elect to offer fractional interests in Preferred Shares, rather than full Preferred Shares. In the event such option is exercised, Sears will issue to the public Depositary Shares evidenced by Depositary Receipts, each of which will represent a fraction (to be set forth in the Prospectus Supplement relating to a particular series of Preferred Shares) of a Preferred Share of a particular series as described below.

The Preferred Shares of any series represented by Depositary Shares will be deposited under a deposit agreement (the ``Deposit Agreement'') with a depositary named in the Prospectus Supplement relating to the Offered Depositary Shares, which will have its principal office in the United States and a combined capital and surplus of at least $50,000,000 (the ``Depositary''). Subject to the terms of the Deposit Agreement, each registered holder of a Depositary Share will be entitled, in proportion to the applicable fraction of a Preferred Share represented by such Depositary Share, to all the rights and preferences of the Preferred Shares represented thereby (including dividend, voting, redemption and liquidation rights).

The Depositary Shares will be evidenced by Depositary Receipts issued pursuant to the Deposit Agreement. Depositary Receipts will be distributed to those persons purchasing the fractional interests in Preferred Shares in accordance with the terms of the offering represented by the applicable Prospectus Supplement. Copies of the forms of Deposit Agreement and Depositary Receipt will be filed as exhibits to or incorporated by reference in the Registration Statement. The following summaries of certain provisions of the Depositary Shares, Depositary Receipts and Deposit Agreement do not purport to be complete and are subject to, and qualified in their entirety by reference to, all the provisions of the Depositary Receipts and Depositary Agreement.

General

Pending the preparation of definitive engraved Depositary Receipts, the Depositary may, upon the written order of Sears, issue temporary Depositary Receipts substantially identical to (and entitling the holders thereof to all the rights pertaining to) the definitive Depositary Receipts but not in definitive form. Definitive Depositary Receipts will be prepared thereafter without unreasonable delay, and temporary Depositary Receipts will be exchangeable for definitive Depositary Receipts at Sears expense.

Dividends and Other Distributions

The Depositary will distribute all cash dividends or other cash distributions received in respect of the Preferred Shares to the record holders of Depositary Receipts in proportion, insofar as possible, to the numbers of Depositary Shares owned by such holders on the relevant record date, which will be the same date as the record date fixed by Sears for the Preferred Shares. The Depositary, however, will distribute only such amount as can be distributed without attributing to any Depositary Share a fraction of one cent, and any balance not so distributed will be added to and treated as part of the next sum received by the Depositary for distribution to record holders of Depositary Receipts.

In the event of a distribution other than in cash, the Depositary will distribute property received by it to the record holders of Depositary Receipts entitled thereto, in proportion, as nearly as may be practicable, to the numbers of Depositary Shares owned by such holders on the relevant record date, unless the Depositary determines that it is not feasible to make such distribution, in which case the Depositary may, with the approval of Sears, adopt such method for such distribution as it deems appropriate, including the sale of such property and distribution of the net proceeds from such sale to such holders.

The Deposit Agreement will also contain provisions relating to the manner in which any subscription or similar rights offered by Sears to holders of Preferred Shares will be made available to holders of Depositary Shares.

The amount distributed in any of the foregoing cases will be reduced by any amounts required to be withheld by Sears or the Depositary on account of taxes or otherwise required pursuant to law, regulation or court process.

Redemption of Depositary Shares


If the series of Preferred Shares represented by the applicable series of Depositary Shares is redeemable, such Depositary Shares will be redeemed from the proceeds received by the Depositary resulting from any redemption, in whole or in part, of Preferred Shares held by the Depositary. Whenever Sears redeems any Preferred Shares held by the Depositary, the Depositary will redeem as of the same redemption date the number of Depositary Shares representing the Preferred Shares so redeemed. The Depositary will mail the notice of redemption not less than 30 nor more than 60 days prior to the date fixed for redemption of the Preferred Shares and the Depositary Shares to the record holders of the Depositary Receipts. The redemption price per Depositary Share will be specified in the applicable Prospectus Supplement and will include accrued and unpaid dividends to the date fixed for redemption. If less than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot or pro rata as may be determined by Sears.

Notice of redemption having been given as described above, from and after the date fixed for redemption, unless Sears shall have failed to redeem the number of Preferred Shares called for redemption, the Depositary Shares so called for redemption will no longer be deemed to be outstanding, and all rights of the holders of the Depositary Shares will cease, except for the right to receive the monies payable upon such redemption and any money or other property to which the holders of such Depositary Shares were entitled upon such redemption, upon surrender to the Depositary of the Depositary Receipts evidencing such Depositary Shares.

Conversion or Exchange

With respect to a series of Preferred Shares that underly Depositary Shares and is convertible or exchangeable into or for other Securities, a holder of Depositary Receipts may participate in the conversion or exchange in the manner specified in the applicable Certificate of Amendment of the Certificate of Incorporation for holders of the underlying Preferred Shares. If the Depositary Shares are to be converted or exchanged in part only, a new Depositary Receipt or Depositary Receipts will be issued by the Depositary for the Depositary Shares not to be converted or exchanged. No fractional Common Shares or Preferred Shares will be issued upon conversion or exchange, and, if such conversion or exchange would result in a fractional share being issued, an amount will be paid in cash by Sears equal to the value of the fractional interest.

Voting Rights

Upon receipt of notice of any meeting at which any holders of Preferred Shares are entitled to vote or any solicitation of consents in respect of any Preferred Shares, the Depositary will mail the information contained in such notice of meeting or consent solicitation as directed by Sears, as the case may be, to the record holders of the Depositary Receipts as of the record date for such meeting. Each such record holder of Depositary Receipts will be entitled to instruct the Depositary as to the exercise of the voting rights or the delivery of consents pertaining to the amount of the Preferred Shares represented by such record holder's Depositary Shares. The Depositary will endeavor, insofar as practicable, to vote or deliver a consent in accordance with such instructions. The Depositary will abstain from voting or delivering any consents to the extent that it does not receive specific instructions from the holders of Depositary Receipts.

Since each Preferred Share will be entitled to one vote on matters on which the Preferred Shares are entitled to vote, each Depositary Share will, in effect, be entitled to a fraction of a vote, as specified in the applicable Prospectus Supplement, rather than one full vote, per Depositary Share. Since holders of Preferred Shares are entitled to vote cumulatively in the limited circumstances under which Preferred Shares are entitled to vote for election of directors, each Depositary Share will, in effect, be entitled to a fraction of a vote per Depositary Share as specified in the applicable Prospectus Supplement, times the number of directors to be elected by the Preferred Shares (voting as a class with all other series of preferred shares ranking on a parity with the Preferred Shares as to dividends or upon dissolution and upon which like voting rights have been conferred and are then exercisable).

Withdrawal of Preferred Shares

Upon surrender of Depositary Receipts at the principal office of the Depositary, upon payment of the Depositary's customary charges therefor, and subject to the terms of the Deposit Agreement, the owner of the Depositary Shares evidenced thereby will be entitled to delivery of the number of whole Preferred Shares and all money and other property, if any, represented by such Depositary Shares. Owners of Depositary Shares will be entitled to receive whole Preferred Shares on the basis of one Preferred Share for the number of Depositary Shares specified in the Prospectus Supplement. Partial Preferred Shares will not be issued. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of whole Preferred Shares to be withdrawn, the Depositary will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares. Holders of Preferred Shares thus withdrawn will not thereafter be entitled to deposit such shares under the Deposit Agreement or to receive Depositary Receipts evidencing Depositary Shares therefor.

Amendment and Termination of the Deposit Agreement

The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time and from time to time be amended by agreement between Sears and the Depositary. However, any amendment which materially and adversely alters the rights of the holders of Depositary Shares will not be effective unless such amendment has been approved by the holders of at least a majority of the Depositary Shares then outstanding. No such amendment may impair the right, subject to the terms of the Deposit Agreement, of any owner of any Depositary Shares to surrender the Depositary Receipt evidencing such Depositary Shares with instructions to the Depositary to deliver to the holder the Preferred Shares and all money and other property, if any, represented thereby, except in order to comply with mandatory provisions of applicable law. The Deposit Agreement may be terminated by Sears or the Depositary only if (i) all outstanding Depositary Shares have been redeemed, converted or exchanged or (ii) there has been a final distribution in respect of the Preferred Shares in connection with any dissolution of Sears and such distribution has been made to all the holders of Depositary Shares.

Charges of Depositary

Sears will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. Sears will pay charges of the Depositary in connection with the initial deposit of the Preferred Shares and the initial issuance of the Depositary Shares and any redemption of the Preferred Shares. Holders of Depositary Shares will pay other transfer and other taxes and governmental charges and certain other charges as are provided in the Deposit Agreement to be for their accounts.

Miscellaneous

The Depositary will forward all reports and communications from Sears which are delivered to the Depositary and which Sears is required to furnish to the holders of the Preferred Shares. In addition, the Depositary will make available for inspection by holders of Depositary Receipts at the principal office of the Depositary, and at such other places as it may from time to time deem advisable, any reports and communications received from Sears which are received by the Depositary as the holder of Preferred Shares.

Neither the Depositary nor Sears assumes any obligation or will be subject to any liability under the Deposit Agreement to holders of Depositary Receipts other than for its negligence or willful misconduct. Neither the Depositary nor Sears will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the Deposit Agreement. The obligations of Sears and the Depositary under the Deposit Agreement will be limited to performance in good faith of their duties thereunder, and they will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares or Preferred Shares unless satisfactory indemnity is furnished. Sears and the Depositary may rely on written advice of counsel or accountants, on information provided by holders of Depositary Shares or other persons believed in good faith to be competent to give such information and on documents believed to be genuine and to have been signed or presented by the proper party or parties.

Resignation and Removal of Depositary

The Depositary may resign at any time by delivering to Sears notice of its election to do so, and Sears may at any time remove the Depositary, any such resignation or removal to take effect upon the appointment of a successor Depositary and its acceptance of such appointment. Such successor Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States of America and having a combined capital and surplus of at least $50,000,000.

Taxation

Owners of Depositary Shares will be treated for Federal income tax purposes as if they were owners of the Preferred Shares represented by such Depositary Shares. Accordingly, such owners will be entitled to take into account for Federal income tax purposes income and deductions to which they would be entitled if they were holders of such Preferred Shares. In addition, (i) no gain or loss will be recognized for Federal income tax purposes upon the withdrawal of Preferred Shares in exchange for Depositary Shares, (ii) the tax basis of each Preferred Share to an exchanging owner of Depositary Shares will, upon such exchange, be the same as the aggregate tax basis of the Depositary Shares exchanged therefor, and (iii) the holding period for Preferred Shares in the hands of an exchanging owner of Depositary Shares who held such Depositary Shares as a capital asset at the time of the exchange thereof for Preferred Shares will include the period during which such person owned such Depositary Shares.


                      DESCRIPTION OF EQUITY WARRANTS

The following descriptions of the terms of the Equity Warrants set forth certain general terms and provisions of the Equity Warrants to which any Prospectus Supplement may relate. The particular terms of the Equity Warrants offered by any Prospectus Supplement (the ``Offered Equity Warrants''), and the extent, if any, to which such general provisions may apply to the Equity Warrants so offered, will be described in the Prospectus Supplement relating to such Offered Equity Warrants.

Sears may issue Equity Warrants to purchase or receive Common Shares, Preferred Shares or Depositary Shares. Equity Warrants may be issued independently or together with Common Shares, Preferred Shares or Depositary Shares offered by any Prospectus Supplement (the ``Offered Equity Securities''), and may be attached thereto or separate therefrom. The Offered Equity Warrants are to be issued under a warrant agreement (an ``Equity Warrant Agreement'') to be entered into between Sears and a warrant agent (the ``Warrant Agent'') named in the applicable Prospectus Supplement relating to the Offered Equity Warrants, and may be issued in one or more series. Copies of the forms of Equity Warrant Agreement and Equity Warrant Certificate relating to any series of Offered Equity Warrants will be filed as exhibits to or incorporated by reference in the Registration Statement. The following summaries of certain provisions of the Equity Warrants, Equity Warrant Agreements and Equity Warrant Certificates do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Equity Warrant Agreements and the Equity Warrant Certificates.

General

Reference is made to the Prospectus Supplement relating to the particular series of Offered Equity Warrants for the following terms of the Offered Equity Warrants: (i) the price at which the Offered Equity Warrants will be issued; (ii) the aggregate number and type of Equity Securities purchasable upon exercise of such Equity Warrants, and, in the case of Equity Warrants for Preferred Shares or Depositary Shares, the designation, aggregate number and terms of the series of Preferred Shares purchasable upon exercise of such Equity Warrants or underlying the Depositary Shares purchasable upon exercise of such Equity Warrants; (iii) if applicable, the designation and terms of the Equity Securities with which the Offered Equity Warrants are issued and the number of Offered Equity Warrants issued with each of such Equity Securities; (iv) if applicable, the date on and after which the Offered Equity Warrants and the related Equity Securities will be separately transferable; (v) the number of Common Shares, Preferred Shares or Depositary Shares purchasable upon exercise of each such Equity Warrant and the price at which such number of Equity Securities may be purchased upon such exercise; (vi) the date on which the right to exercise the Offered Equity Warrants shall commence and the date (the ``Expiration Date'') on which such right shall expire; (vii) any applicable United States federal income tax consequences; and (viii) any other material terms of such Equity Warrants.

Equity Warrant Certificates may be exchanged for new Equity Warrant Certificates of different denominations, may be presented for registration of transfer, and may be exercised, at the corporate trust office of the Warrant Agent or any other office indicated in the Prospectus Supplement relating to the Offered Equity Warrants. Prior to the exercise of any Equity Warrant, holders of such Equity Warrants will not have any of the rights of holders of the Equity Securities purchasable upon such exercise, including the right to receive payments of dividends, if any, on the Equity Securities purchasable upon such exercise or to exercise any applicable right to vote.

The Warrant Agent will act solely as an agent of Sears in connection with the Equity Warrant Certificates and will not assume any obligation or relationship of agency or trust for or with any holders of Equity Warrant Certificates or beneficial owners of Equity Warrants.

Exercise

Each Offered Equity Warrant will entitle the holder thereof to purchase such number of Equity Securities at such exercise price as shall in each case be set forth in, or determinable as set forth in, the applicable Prospectus Supplement. After the close of business on the Expiration Date (or such later date to which such Expiration Date may be extended by Sears), unexercised Equity Warrants will become void.

Subject to any restrictions and additional requirements that may be set forth in the Prospectus Supplement, an Equity Warrant may be exercised by delivery to the Warrant Agent of the Equity Warrant Certificate evidencing such Equity Warrant properly completed and duly executed, together with payment as provided in the applicable Prospectus Supplement of the amount required to purchase the Equity Securities purchasable upon such exercise.

Adjustments in Certain Events

The Prospectus Supplement relating to any series of Offered Equity Warrants will set forth any adjustments in the exercise price of, or number of Equity Securities covered by, an Equity Warrant that may be required in certain events.

                           PLAN OF DISTRIBUTION


Sears may sell Securities to or through underwriters, and also may sell Securities directly to other purchasers or through agents.

The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Prospectus Supplement will describe the method of distribution of the Offered Securities.

In connection with the sale of Securities, underwriters may receive compensation from Sears or from purchasers of Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions, under the Act. Any such underwriter or agent will be identified, and any such compensation will be described, in the Prospectus Supplement.

Under agreements which may be entered into by Sears, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by Sears against certain liabilities, including liabilities under the Act.

                               LEGAL OPINION

Unless otherwise specified in the Prospectus Supplement relating to the particular series of Offered Securities, the legality of the Securities will be passed upon for Sears by Robert J. Pence, Senior Counsel, Corporate Law Department, of Sears. At July 31, 1995, Mr. Pence owned 413 Sears common shares, including shares credited to his account in The Savings and Profit Sharing Fund of Sears Employees as of June 30, 1995, and had options granted under Sears employees stock plans relating to 3,920 Sears common shares.

                                  EXPERTS

The financial statements incorporated by reference in this Prospectus and the Summary Financial Information included in this Prospectus, have been audited by Deloitte & Touche LLP, independent certified public accountants, as stated in their report on the financial statements incorporated by reference herein (which report expresses an unqualified opinion and includes an explanatory paragraph related to the Company changing its method of accounting for postretirement benefits in 1992) and their report on the Summary Financial Information included in Exhibit 99 to the Registration Statement. Such financial statements and Summary Financial Information have been incorporated by reference and included herein, respectively, in reliance upon the reports of such firm and given upon their authority as experts in accounting and auditing.

With respect to the unaudited interim financial information which is incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their report included in Sears Quarterly Report on Form 10-Q for the quarter ended April 1, 1995 and incorporated by reference herein, they did not audit and they did not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a ``report'' or a ``part'' of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

                                 PART II.

                  INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

     S.E.C. Registration Fee                             $1,200,000
     Rating Agency Fee                                      420,000*


     State Qualification Expense (including legal fees)      25,000*
     Trustee's Fees                                         100,000*
     Printing and Engraving                                  60,000*
     Legal Fees                                             100,000*
     Auditors' Fees                                          50,000*
     Miscellaneous                                           45,000*
        Total                                            $2,000,000*

*Estimated.

Item 15. Indemnification of Officers and Directors.

Article V of the By-Laws of Sears, relating to indemnification of directors and officers, is incorporated herein by reference to Exhibit 3.(ii) to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 (File No. 1-416). Article 7 of the Restated Certificate of Incorporation of Sears, relating to limitation of personal liability of a director to the corporation or its shareholders for damages for violation of the director's duty as a director, is incorporated herein by reference to Exhibit 3.(i) to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 (File No. 1-416).

Sections 721 to 725 of the New York Business Corporation Law authorize indemnification of directors and officers of Sears for certain liabilities and expenses. Section 726 of said Law authorizes the purchase of indemnification insurance. Section 402(b) of said Law authorizes the limitation, in certain circumstances, of personal liability of directors to the corporation or its shareholders for damages for breach of duty in such capacity.

The form of Underwriting Agreement and the form of Distribution Agreement, filed as Exhibits 1(a) and 1(b) hereto, respectively, and incorporated herein by reference, contain certain provisions relating to indemnification.

Sears has in effect insurance policies in the amount of $100 million covering all of its directors and officers in certain instances where by law they may not be indemnified by Sears.

Item 16. Exhibits.


  *1(a)   Form of Underwriting Agreement.

  *1(b)   Form of Distribution Agreement.

   3(a) Restated Certificate of Incorporation, as amended to July 26, 1993. Incorporated by reference to Exhibit 3.(i) to Sears Annual Report on Form 10-K for the fiscal year ended December 31, 1994 (File No. 1-416).

   3(b) By-Laws as amended to February 7, 1995. Incorporated by reference to Exhibit 3.(ii) to Sears Annual Report on Form 10-K for the fiscal year ended December 31, 1994 (File No. 1-416).

  *4      Form of Indenture for the Debt Securities.

  *5      Opinion of Robert J. Pence.

   12(a) Computation of Ratio of Income to Fixed Charges for Sears, Roebuck and Co. and consolidated subsidiaries for each of the five years ended December 31, 1994 and the three- and twelve month periods ended April 1, 1995. Incorporated by reference to
          Exhibit 12.(a) to Sears Quarterly Report on Form 10-Q for the quarterly period ended April 1, 1995 (File No. 1-416).

   12(b) Computation of Ratio of Income to Combined Fixed Charges and Preferred Share Dividends for Sears, Roebuck and Co. and consolidated subsidiaries for each of the five years ended December 31, 1995 and the three- and twelve-month periods ended April 1, 1995. Incorporated by reference to Exhibit 12.(b) to Sears Quarterly Report on Form 10-Q for the quarterly period ended April 1, 1995 (File No. 1-416).

  15 Acknowledgement of awareness from Deloitte & Touche LLP concerning unaudited interim financial information. Incorporated by reference to Exhibit 15 to Sears Quarterly Report on Form 10-Q for the quarterly period ended April 1, 1995 (File No. 1-416).

  *23(a)  Consent of Deloitte & Touche LLP.

   23(b)  Consent of Robert J. Pence (included in Exhibit 5).

  *24     Power of attorney of certain officers and directors.

  *25 Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939, as amended, of The Bank of New York with respect to Debt Securities.

   28 Information from reports furnished to state insurance regulatory authorities (Schedule P of the Annual Statements, including information formerly included in Schedule O) (incorporated by reference to Exhibit 28 to The Allstate Corporation's Annual Report on Form 10-K for the year ended December 31, 1994 (File No. 1-11840).

  *99     Report of Independent Certified Public Accountants.

* Filed herewith

Item 17. Undertakings

The undersigned registrant hereby undertakes:

   (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

        (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

        (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the ``Calculation of Registration Fee'' table in the effective registration statement;

        (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (i) and (ii) shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in this registration statement above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on the 4th day of August, 1995.

                          SEARS, ROEBUCK AND CO.


                                        By  /s/ Alice M. Peterson
                                            Alice M. Peterson
                                            Vice President and
                                                 Treasurer

Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed below by the following persons in the capacities and on the date indicated.

   Signature                       Title                       Date

EDWARD A. BRENNAN*       Director, Chairman of the
                          Board of Directors, President
                          and Chief Executive Officer
                          (Principal Executive Officer)

JAMES M. DENNY*          Vice Chairman and Acting
                          Chief Financial Officer
                          (Principal Financial Officer)

JAMES A. BLANDA*         Vice President and Controller
                          (Principal Accounting Officer)

HALL ADAMS, JR.*         Director
                                                            [RIGHT BRACE]
WARREN L. BATTS*         Director                           August 4th, 1995

JAMES W. COZAD*          Director

WILLIAM E. LAMOTHE*      Director

ARTHUR C. MARTINEZ*      Director

MICHAEL A. MILES*        Director

SYBIL C. MOBLEY*         Director

NANCY C. REYNOLDS*       Director

CLARENCE B. ROGERS, JR.* Director

DONALD H. RUMSFELD*      Director

*By  /s/ ALICE M. PETERSON   Individually and as attorney-in-fact
       Alice M. Peterson